U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                     SEC FILE NUMBER
                                                                    0-25761

      (Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: .................................................June 30, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________
________________________________________________________________________________

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Part I - Registrant Information
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      Full Name of Registrant

      LOG ON AMERICA, INC.
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      Former Name if Applicable

      One Cookson Place, 6th Floor
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      Address of Principal Executive Office (Street and Number)

      Providence, Rhode Island 02903
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      City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The registrant was unable to file its Form 10QSB for the period ended June 30, 2001, without unreasonable expense and effort due to its inability to finish the required financial statements within a sufficient time for management to review the financial statements with its independent accountants and to prepare the management discussion and analysis.

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Part IV - Other Information
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      (1) Name and  telephone  number  of person  to  contact  in regard to this notification

Kenneth M. Cornell           (401)               459-6550
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(Name)                    (Area Code)        (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No


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

      If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      During the second quarter, 2001 we generated one-time losses, relating to the impairment of certain long lived assets, which included our customer lists, equipment and related costs. As of August 15, 2001, the impairment amount is still to be determined, and will be included in our Form 10Q for this reporting period. We also recognized a one-time gain of approximately $1.9 million on the early extinguishment of debt.

                                                 LOG ON AMERICA, INC.
                                    --------------------------------------------
                                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                             LOG ON AMERICA, INC.

Date: August 15, 2001        By:
                                ------------------------------------------------
                             Kenneth M. Cornell, Chief Financial Officer,
                             Principal Financial and Accounting Officer
                             (duly authorized representative of the registrant)


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